UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                                       SEC File Number 000-26509

(Check one)

|_|  Form 10-K     |_|  Form 20-F     |_| Form 11-K       |X|  Form 10-Q

|_|  Form 10-D     |_| Form N-SAR     |_|  Form N-CSR

         For period ended   JUNE 30, 2007
                          -----------------------

         ___ Transition Report on Form 10-K and Form 10-KSB

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q and Form 10-QSB

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant            National Coal Corp.
                       ---------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (STREET AND NUMBER)         8915 George
                                                         -----------------------
Williams Road
--------------------------------------------------------------------------------
City, state and zip code           Knoxville, Tennessee 37923
                        --------------------------------------------------------


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


                                    PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        | (a)      The reasons  described  in  reasonable  detail in Part III of
        |          this  form  could  not be  eliminated   without  unreasonable
        |          effort or expense;
        | (b)      The subject annual  report,  semi-annual  report,  transition
        |          report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
   |X|  |          N-CSR,  or  portion  thereof  will be filed on or before  the
        |          fifteenth  calendar day following the prescribed due date; or
        |          the subject  quarterly  report or  transition  report on Form
        |          10-Q, or subject distribution report on Form 10-D, or portion
        |          thereof,  will be filed on of before the fifth  calendar  day
        |          following the prescribed due date; and
        | (c)      The accountant's  statement or other exhibit required by Rule
        |          12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR or Form N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-Q, for the quarterly period ended June 30, 2007, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by Registrant within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        T. MICHAEL LOVE               (865)                    690-6900
--------------------------------------------------------------------------------
              (Name)              (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                       |X| Yes  |_| No


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


         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               National Coal Corp.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 15, 2007                By:    /s/ T. Michael Love
                                           ---------------------------
                                    Name:  T. Michael Love
                                    Title: Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


PART IV - OTHER INFORMATION

(3)  EXPLANATION OF ANTICIPATED CHANGE

The Registrant anticipates reporting total revenues of approximately $18.9 million and $37.5 million for the three and six month periods ended June 30, 2007, respectively, versus total revenues of approximately $23.9 million and $44.1 million for the three and six month periods ended June 30, 2006, respectively. The decline in revenues in the 2007 periods was the result of a decline in sales volume due to the completion of existing sales contracts in combination with a decline in the average sales price per ton.

The Registrant anticipates reporting net loss of approximately $6.5 million and $12.5 million for the three and six month periods ended June 30, 2007, respectively, versus a net loss of approximately $4.9 million and $12.6 million for the three and six month periods ended June 30, 2006, respectively.


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